EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

February 12, 2019

AVINO PROVIDES 2018 YEAR END SUMMARY AND OUTLOOK FOR 2019

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to provide the following 2018 year end summary and outlook for 2019 for the Avino and San Gonzalo Mines and the Bralorne Gold Mine.

AVINO AND SAN GONZALO MINES

2018 Production Highlights

•	Silver equivalent production - 2,863,753 oz*
•	Silver production – 1,286,382 oz
•	Gold production – 8,092 oz
•	Copper production – 4,819,022 lbs

*AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

*In 2018, we also produced 43,586 silver equivalent ounces from our low grade zinc concentrate.

“Operationally, 2018 was a year in which we successfully achieved our goal of completing Mill Circuit 4, owing much to the Mexican Operations team and their dedication to the project. Additionally, we completed drill programs on several areas of the Avino property, which successfully outlined longer term targets that warrant further investigation and drilling.” stated David Wolfin, President and CEO. “The Company announced an updated mineral resource estimate in 2018 that increased the measured and indicated resources by 225% at the Avino property. At the Bralorne Gold Mine in British Columbia, we embarked on an exciting and comprehensive exploration drilling program, made possible by way of a Flow-Through share offering in April. Coupled with these achievements, we also endured a year that saw significantly lower metal prices that in turn forced us to implement cost reduction initiatives, which remain in place. A prudent approach to our financial health is vital to the Company’s continued success. Although we have seen a move upward in both gold and silver prices, we continue to remain cost conscious.”

2018 Operational Highlights

•	Mill Circuit 4 was completed on time and within budget, and turned over for its initial test in February 2018, and was able to achieve its rated capacity of 1,000 tpd within the first week after being commissioned in May;
•	During the start-up, testing and commissioning phase, feed for Mill Circuit 4 has come from the Avino historic above ground stockpiles. Mill Circuit 4 will transition to processing newly-mined material from San Luis once underground development is complete;
•	Results from the 19-hole drill program on the Chirumbo, Guadelupe and San Juventino areas were released and showed grade continuity and further extension of the main Avino vein to the northeast, and also demonstrated additional mineralization between the current areas at Elena Tolosa and the San Gonzalo mine;
•	Results from 11 holes drilled from the Avino Open Pit Mine Area from surface into the footwall and hanging wall to the main Avino vein, showed a range of gold, silver and copper grades at different widths; and
•	Update Mineral Resource estimate at the Avino Property, with a 225% increase in tonnage in the measured and indicated mineral resource categories.

February 12, 2019 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2018 Review and 2019 Outlook

During the third quarter of 2018, the Company implemented cost reduction measures, and continues to work to keep production costs and cash costs competitive. These cost reduction initiatives called for a reduction in capital, operating, and administrative costs in Mexico and British Columbia, as well as the corporate offices in Vancouver.

In November, an amendment to the existing Samsung concentrate sales agreement was mutually agreed. The revised repayment arrangement with Samsung ensures a steady long-term contract for the sale of the Company’s concentrates, freeing up capital which will allow Avino to further advance and expand its projects over the next 12 months.

In December, the Company announced drill results from the Avino Open Pit Mine area in Mexico. The results from the Avino Open Pit Mine area comprised eleven short diamond drill holes, with the assays showing a promising range of gold, silver, and copper grades at different widths, which warrant further investigation.

AVINO AND SAN GONZALO MINES

2019 Outlook

Capital expenditures at Avino and San Gonzalo are expected to total US$5.0 - $6.0 million, and will include the construction of a tailings thickener, as well as an expansion to the Tailings Storage Facility (“TSF”), which is currently being studied. The Company is currently evaluating a number of metallurgical projects to help improve recovery rates as we continue to focus on optimizing output and production. We have completed a bench-scale testwork program with favourable results, with the goal of this testwork being an improvement in margins and on overall payables. Underground development at the San Luis area of the Avino Mine will continue.

Currently, there are no planned capital expenditures associated with the San Gonzalo Mine, as the Company plans to wind that operation down in 2019.

Included in the capital expenditures total above, are sustaining capital expenditures which include:

•	Further underground development at the Elena Tolosa area of the Avino Mine;
•	Upgrades to existing mining infrastructure at the Avino Mine;
•	Upgrades to the existing TSF, including reinforcement by way of buttressing; and
•	Replacement of existing mining equipment.

It is expected that sustaining capital expenditures for 2019 will be US$4.0 - $4.5 million.

BRALORNE GOLD MINE

2018 Highlights

•	A CAD $6.0 million Flow Through share offering was announced in April for exploration expenditures at Bralorne;
•	As a result, the Company commenced the most comprehensive exploration program in the mine’s 100-year history; and
•	Program included a total of 24,000 metres of drilling, structural modelling and geological mapping, airborne and ground geophysics surveys, and geochemical sampling.

February 12, 2019 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2018 Review and 2019 Outlook

In December, the Company announced drilling results from holes targeting the 27 Vein extension. These holes confirmed the vein continuity up dip from the area of historic production. The initial assays were favourable, with the best of the three assays intercepting 29.5 g/t gold over 0.88 metres true width.

2019 Outlook

Capital expenditures expected at Bralorne will be approximately US$5.0 - $6.0 million, using the remaining $3.0 - 3.5 million in Flow-through funds, as well as approximately US$2.0 - $2.5 million of non-Flow-Through eligible expenditures to fund water treatment, ongoing environmental monitoring and camp overhead.

In 2018, the focus of the drill program was to increase resources in known veins and structures. In 2019, the objective is to make new discoveries in underexplored areas that share similar geological structural attributes as those around the Bralorne, Pioneer and King Mines.

New conceptual insights have opened up the validity of the large block of land north-east of the Peter Vein as a host area for veins. The drill will be working in this area until mid-year. The current targeting will focus on incorporating new information to update lithological models in an area referred to as the North East Block.

The drilling campaign calls for 24,000 metres in total. To date, 9,187 metres have been drilled at an average production rate of 62.5 metres per day. The daily amount of metres drilled has been increasing and averaged 101 metres per day in January.

The digitization of historic data which includes 13,000 scans is nearing completion. The historic data is being catalogued for ease of reference, and will be incorporated into our Leap FrogTM modelling software.

ADDITIONAL INFORMATION

Avino expects to release the 2018 year-end financial results in late February 2019, and will hold a conference call to discuss the results. Details of the call, including times and contact numbers, will be announced closer to the release date.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release. Avino’s Bralorne Gold Mine project is under the supervision of Fred Sveinson, B.A., B.Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

February 12, 2019 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2018 Review and 2019 Outlook

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.